NXT APPOINTS CHIEF OPERATING OFFICER

Calgary, Alberta, Canada, Friday January 16, 2009

NXT Energy Solutions Inc. (“NXT” or “the Company)

“SFD” – TSX-V; “NSFDF” – NASDAQ OTCBB and “EFW” - FRANKFURT

George Liszicasz, the President and CEO of NXT Energy Solutions Inc., is pleased to announce the appointment of Mr. Murray Christie as Senior Vice President and Chief Operating Officer.  Mr. Christie, reporting directly to Mr. Liszicasz, will assume overall responsibility for NXT’s operational, sales and marketing activities.

“This senior appointment demonstrates our confidence in NXT’s future,” said Mr. Liszicasz.  “By separating strategic and operational responsibilities I will be better able to focus my time and energy on growth strategies and the continued development of our SFD technology.”

Mr. Christie’s career includes over 15 years of geological modeling and geophysical survey experience providing leading edge technology solutions to international and domestic oil and gas clients.  He offers a track record of impressive revenue growth derived from launching technologies to the oil and gas sector.  His personal attributes include strong management, sales, and technical capabilities.  Mr. Christie’s previous roles include COO of Geomodeling Technology Corporation and Canadian President of Paradigm, a major international geosciences software and service provider.  Mr. Christie holds a B.A.  degree in economics.

“This is a really exciting time to be joining a company with a leading edge technology that has applications in the global marketplace,” said Murray Christie.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Please see additional information about NXT and the SFD technology on the Company’s website.

For more information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell or Grant Howard
NXT Energy Solutions Inc.	The Howard Group
505 — 3rd Street, S.W., Suite 1400	1200, 640 – 8th Ave. SW
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 1G7
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.